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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

McRAE INDUSTRIES, INC.

(Name of Issuer)

$1.00 Par Value Class A Common Stock

(Title of Class of Securities)

582757209

(CUSIP Number)

Marvin Kiser
400 North Main Street
Mount Gilead, North Carolina 27306
(910) 439-6147

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 582757209			Page 2 of 13

1.	Name of Reporting Person: Daniel Gary McRae		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 87,378

		8.	Shared Voting Power: 974,556

		9.	Sole Dispositive Power: 87,378

		10.	Shared Dispositive Power: 974,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,061,934

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 582757209			Page 3 of 13

1.	Name of Reporting Person: James William McRae		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,021

		8.	Shared Voting Power: 973,445

		9.	Sole Dispositive Power: 64,021

		10.	Shared Dispositive Power: 973,445

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,037,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 582757209			Page 4 of 13

1.	Name of Reporting Person: McRae A Investment Company, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 430,734

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 430,734

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 430,734

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 582757209			Page 5 of 13

1.	Name of Reporting Person: McRae B Investment Company, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 542,711

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 542,711

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 542,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.4%

14.	Type of Reporting Person (See Instructions): OO

EXPLANATORY NOTE: The Reporting Persons are filing this Amendment No. 4 to Schedule 13D to, as described in Items 3 and 4 below, report the conversion by the Reporting Persons of certain shares of Class B Common Stock into shares of Class A Common Stock on June 9, 2005.

Item 1. Security and Issuer.

     This Amendment No. 4 amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 1997, as amended by Amendment No. 1 filed on December 3, 1999, Amendment No. 2 (styled “First Amendment and Restatement”) filed on November 17, 2000, and Amendment No. 3 filed on May 28, 2004.

     This statement relates to the Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), of McRae Industries, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 400 North Main Street, Mount Gilead, North Carolina 27306.

Item 2. Identity and Background.

     (a)      This statement is being jointly filed by (i) Daniel Gary McRae, (ii) James William McRae, (iii) McRae A Investment Company, LLC, a North Carolina limited liability company (“A Investment Co.”), and (iv) McRae B Investment Company, LLC, a North Carolina limited liability company (“B Investment Co.”). The persons described in items (i) through (iv) are referred to herein as the “Reporting Persons.”

     (b)      The address of the principal business office of each Reporting Person is as follows:

Reporting Person	Address
D. Gary McRae	P.O. Box 1239
Mount Gilead, North Carolina 27306

James W. McRae	P.O. Box 1239
Mount Gilead, North Carolina 27306

A Investment Co.	400 North Main Street
Mount Gilead, North Carolina 27306

B Investment Co.	400 North Main Street
Mount Gilead, North Carolina 27306

     (c)      Mr. D. Gary McRae’s principal occupation is that of President and Treasurer of the Issuer. Mr. James W. McRae’s principal occupation is that of Vice President and Secretary of the Issuer. A Investment Co. is engaged in the business of investing and reinvesting its property for the benefit of its members. B Investment Co. is engaged in the business of investing and reinvesting its property for the benefit of its members.

     (d)      During the past five years, none of the Reporting Persons, and to the knowledge of the each Reporting Person, none of the executive officers or, to the extent applicable, directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)      During the last five years, none of the Reporting Persons, and to the knowledge of the each Reporting Person, none of the executive officers or, to the extent applicable, directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)      Mr. D. Gary McRae and Mr. James W. McRae are each citizens of the United States of America. A Investment Co. and B Investment Co. are each limited liability companies organized under the laws of the State of North Carolina.

Item 3. Source and Amount of Funds or Other Consideration.

     Each of Mr. D. Gary McRae and James W. McRae (the “Managers”) collectively acquired the sole voting and dispositive power over 513,865 shares of the Class B Common Stock (the “Class B Testamentary Shares”) and 509,385 shares of the Class A Common Stock (the “Class A Testamentary Shares”), under the Will dated July 3, 1996 (the “Will”) of their father, Branson J. McRae, who died on February 26, 1997 (the “Decedent”) upon qualification as co-executors of the estate (the “Estate”) of the Decedent on March 11, 1997 under the local law of Montgomery County, North Carolina.

     On July 28, 1998, the Estate distributed 147,427 of the Class A Testamentary Shares (the “Distributed Shares”) pursuant to the provisions of the Will. Each Manager received 24,363 of the Distributed Shares.

     On November 8, 2000, the Estate contributed the remaining 361,925 Class A Testamentary Shares to the capital of A Investment Co. and all of the Class B Testamentary Shares to the capital of B Investment Co. Concurrently, the mother of the Managers, Mrs. Lorraine Hamilton McRae, contributed 68,809 shares of the Class A Common Stock (“Mrs. McRae’s Class A Shares”) to the capital of A Investment Co. and 18,834 shares of the Class B Common Stock (“Mrs. McRae’s Class B Shares”) to the capital of B Investment Co. The Managers are the managers of each A Investment Co. and B Investment Co.

     No funds or other consideration were used in the acquisition of the Distributed Shares as each Manager became the beneficial owner of his portion of the Distributed Shares not by purchase but by operation of law under the Will. A Investment Co. and B Investment Co. each issued membership interests in exchange for its acquisition of the Class A Testamentary Shares (except the Distributed Shares) and the Class B Testamentary Shares, respectively, and Mrs. McRae’s Class A Shares and Mrs. McRae’s Class B Shares, respectively (collectively, the “Investment Shares”). The Managers may be deemed to have acquired beneficial ownership of the Investment Shares by virtue of their positions as managers of A Investment Co. and B Investment Co. In addition, each of the Managers beneficially owns certain other shares of Class A Common Stock and Class B Common Stock (the “Other Shares”) which were primarily acquired by gift and by purchase in the years prior to the death of the Decedent. The amount of such Other Shares is not material.

     Pursuant to the Issuer’s Certificate of Incorporation, as amended, each share of Class B Common Stock may be converted, at the option of the holder, into Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”) of the Issuer on a share for share basis. On June 9, 2005, B Investment Co. converted 219,000 shares of Class B Common Stock into 219,000 shares of Class A Common Stock, Mr. D. Gary McRae converted 28,202 shares of Class B Common Stock into

28,202 shares of Class A Common Stock, and Mr. James W. McRae converted 20,388 shares of Class B Common Stock into 20,388 shares of Class A Common Stock.

Item 4. Purpose of Transaction.

     Since the Managers acquired their beneficial ownership of the Distributed Shares not by purchase but by operation of law, they became beneficial owners without motive or purpose. A Investment Co., B Investment Co. and the Managers acquired the Investment Shares as part of an estate planning device. Each Manager intends to hold his portion of the Distributed Shares for investment. A Investment Co., B Investment Co. and the Managers intend to hold the Investment Shares for investment.

     Each of the Managers intends to hold his respective Other Shares also for investment.

     The Reporting Persons are continuously evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer and may at any time decide to dispose of any or all of the shares of the Issuer currently owned by them, as well as securities they may acquire in the future.

     The conversion by B Investment Co. and the Managers of certain shares of Class B Common Stock into shares of Class A Common Stock on June 9, 2005, as reported in Item 3 above, was primarily for the purpose of increasing their percentage of the voting power for the Class A Common Stock to the extent possible without reducing their percentage of the voting power for the Class B Common Stock and of the combined voting power of both classes below a majority. In addition, because dividends regularly have been paid on the Class A Common Stock without being paid on the Class B Common Stock, another purpose of the conversion by the Reporting Persons was to increase the amount of dividends payable on their shares if further dividends are paid on the Class A Common Stock without being paid on the Class B Common Stock.

     On June 10, 2005, the Issuer’s Board of Directors proposed a forward/reverse stock split, to be effected by amendments to the Issuer’s certificate of incorporation, pursuant to which all shares of either class held by stockholders who hold fewer than 200 shares of that particular case would be reduced to fractional share interests and converted into the right to receive cash in the amount of $14.25 per pre-split share (the “Reverse/Forward Stock Split”). The purpose and effect of the Reverse/Forward Stock Split would be to reduce the number of record holders of the Issuer’s Common Stock of each class to less than 300, so that the Common Stock of both classes would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and would be delisted from the American Stock Exchange, both of which the Issuer intends to do if the proposed Reverse/Forward Stock Split is approved by the Issuer’s stockholders. The Reporting Persons have indicated that they intend to vote for approval of the proposed Reverse/Forward Stock Split when it is presented to the stockholders at a special meeting called for that purpose. The conversion described above will increase the voting power of the Reporting Persons with respect to approval the Reverse/Forward Stock Split, which will require the affirmative vote of a majority of the outstanding shares each class of the Common Stock.

     According to the preliminary proxy statement filed by the Issuer with the Securities and Exchange Commission on June 10, 2005 with respect to the meeting of the Issuer’s stockholders to consider approval of the Reverse/Forward Stock Split, the Issuer estimates that the Reverse/Forward Stock Split will result in the cancellation of approximately 37,743 shares of the Class A Common Stock and approximately 16,366 shares of the Class B Common Stock. None of the shares held by the Reporting Persons would be cancelled in the proposed Reverse/Forward Stock Split. Consequently, if the Issuer’s stockholders approve the Reverse/Forward Stock Split and it is implemented, the percentage ownership by the Reporting Persons of each class of the Common Stock will increase slightly due to the decrease in the numbers of shares of such class outstanding.

     Other than as discussed herein, including the effects of the Reverse/Forward Stock Split discussed above, the Reporting Persons currently have no plans to effect:

     (a)      the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)      a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)      any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;

     (e)      any material change in the present capitalization or dividend policy of the Issuer;

     (f)      any other material change in the Issuer’s business or corporate structure;

     (g)      changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; or

     (h)      any action similar to any of those enumerated above.

     The Reporting Persons intend to evaluate their investment in the Issuer continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)      The aggregate number of shares of Class A Common Stock that Mr. D. Gary McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 1,061,934, which constitutes approximately 41.8% of the outstanding shares of the Class A Common Stock. Mr. D. Gary McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(1)(ii), (iii) and (iv).

     The aggregate number of shares of Class A Common Stock that Mr. James W. McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 1,037,466 which constitutes approximately 40.8% of the outstanding shares of the Class A Common Stock. Mr. James W. McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(2)(ii) and (iii).

     The aggregate number of shares of Class A Common Stock that A Investment Co. beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 430,734 which constitutes approximately 19.4% of the outstanding shares of the Class A Common Stock.

     The aggregate number of shares of Class A Common Stock that B Investment Co. beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 542,711 which constitutes approximately 21.4% of the outstanding shares of the Class A Common Stock.

     This statement does not include any interest of either Manager in Class A Common Stock through the Issuer’s Employee Stock Ownership Plan.

     (b)      The shares of Class A Common Stock reported herein are beneficially owned among the Reporting Persons as follows:

          (1)      With respect to Mr. D. Gary McRae, the 1,061,934 aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                (i)      87,378 shares of Class A Common Stock are beneficially owned by Mr. D. Gary McRae directly. Mr. D. Gary McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                (ii)      1,111 shares of Class A Common Stock are owned by Mr. D. Gary McRae’s wife. Mr. D. Gary McRae may be deemed to have shared investment power to dispose or direct the disposition of these shares and he may be deemed to have shared voting power to vote or direct the voting of these shares.

                (iii)      430,734 shares of Class A Common Stock are beneficially owned by Mr. D. Gary McRae as manager of A Investment Co. In such capacity, Mr. D. Gary McRae has the indirect shared investment power to dispose or direct the disposition of these shares and he has the indirect shared voting power to vote or direct the voting of these shares. He shares such indirect investment and voting power with Mr. James W. McRae, his brother.

                (iv)      219,000 shares of Class A Common Stock and 323,711 shares of Class B Common Stock are beneficially owned by Mr. D. Gary McRae as manager of B Investment Co. In such capacity, Mr. D. Gary McRae has the indirect shared investment power to dispose or direct the disposition of these shares and he has the indirect shared voting power to vote or direct the voting of these shares. He shares such indirect investment and voting power with Mr. James W. McRae, his brother. Each share of Class B Common Stock may be converted, at the option of the holder, into Class A Common Stock on a share for share basis.

           (2)      With respect to Mr. James W. McRae, the 1,037,466 aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                (i)      64,021 shares of Class A Common Stock are beneficially owned by Mr. James W. McRae directly. Mr. James W. McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                (ii)      430,734 shares of the Class A Common Stock are beneficially owned by Mr. James W. McRae as manager of A Investment Co. In such capacity, Mr. James W. McRae has the indirect shared investment power to dispose or direct the disposition of these shares and he has the indirect shared voting power to vote or direct the voting of these shares. He shares such indirect investment and voting power with Mr. D. Gary McRae, his brother.

                (iii)      219,000 shares of Class A Common Stock and 323,711 shares of Class B Common Stock are beneficially owned by Mr. James W. McRae as manager of B Investment Co. In such capacity, Mr. James W. McRae has the indirect shared investment power to dispose or direct the disposition of these shares and he has the indirect shared voting power to vote or direct the voting of these shares. He shares such indirect investment and voting power with Mr. D. Gary McRae, his brother. Each share of Class B Common Stock may be converted, at the option of the holder, into Class A Common Stock on a share for share basis.

           (3)      With respect to A Investment Co., the 430,734 aggregate amount of shares of Class A Common Stock are beneficially owned by A Investment Co. directly. A Investment Co. has the sole investment power to dispose or direct the disposition of these shares and has the sole voting power to vote or direct the voting of these shares.

           (4)      With respect to B Investment Co., the 542,711 aggregate amount of shares of Class A Common Stock are beneficially owned by B Investment Co. directly through its ownership of 219,000 shares of Class A Common Stock and 323,711 shares of Class B Common Stock. B Investment Co. has the sole investment power to dispose or direct the disposition of these shares and has the sole voting power to vote or direct the voting of these shares. Each share of Class B Common Stock may be converted, at the option of the holder, into Class A Common Stock on a share for share basis.

     (c)      Except as set forth herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of, or to the extent applicable, director of any Reporting Person, has had any transactions in the Class A Common Stock in the last 60 days.

     (d)      Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons.

     (e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Managers, A Investment Co., Lorraine Hamilton McRae and the Estate are party to A Investment Co.’s Operating Agreement (the “A Operating Agreement”), which provides, subject to certain limited exceptions, that the management, operation and control of A Investment Co. is vested exclusively with its managers. The A Operating Agreement provides that the Managers shall be A Investment Co.’s managers until such time as there is a change of control of the Issuer. After a change of control of the Issuer, a majority-in-interest of A Investment Co.’s members may select its managers. The A Operating Agreement further provides that no action may be taken by or on behalf of A Investment Co. without the approval of a majority of its managers.

     The Managers, B Investment Co., Lorraine Hamilton McRae and the Estate are party to B Investment Co.’s Operating Agreement (the “B Operating Agreement”), which provides, subject to certain limited exceptions, that the management, operation and control of B. Investment Co. is vested exclusively with its managers. The B Operating Agreement provides that the Managers shall be B Investment Co.’s managers until such time as there is a change of control of the Issuer. After a change of control of the Issuer, a majority-in-interest of B Investment Co.’s members may select its managers. The B Operating Agreement further provides that no action may be taken by or on behalf of B Investment Co. without the approval of a majority of its managers.

Item 7. Material to be Filed as Exhibits.

Exhibit	Name
99.1	Joint Filing Agreement dated June 10, 2005, by and among D. Gary McRae, James W. McRae, A Investment Co. and B Investment Co.	Filed herewith.

99.2	Operating Agreement of McRae A Investment Company, LLC	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by D. Gary McRae, James W. McRae and McRae A Investment Company, LLC on November 17, 2000

99.3	Operating Agreement of McRae B Investment Company, LLC	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by D. Gary McRae, James W. McRae and McRae B Investment Company, LLC on November 17, 2000

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 10, 2005

/s/ D. Gary McRae
D. Gary McRae

/s/ James W. McRae
James W. McRae

MCRAE A INVESTMENT COMPANY, LLC
By:	/s/ D. Gary McRae
	Name:	D. Gary McRae
	Title:	Manager

By:	/s/ James W. McRae
	Name:	James W. McRae
	Title:	Manager

MCRAE B INVESTMENT COMPANY, LLC
By:	/s/ D. Gary McRae
	Name:	D. Gary McRae
	Title:	Manager

By:	/s/ James W. McRae
	Name:	James W. McRae
	Title:	Manager